Filed by C-bridge Internet Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below is a copy of certain communications which have been posted on the C-bridge website, www.c-bridge.com and relate to the merger.

                                                     POSTED ON WWW.C-BRIDGE.COM

VALUE PROPOSITION - MERGER

By joining forces, eXcelon and C-Bridge strengthen established positions in key vertical markets and gain immediate channels to drive its Enterprise Commerce Management (ECM) solutions into the market. The merger unites C-bridge's ability to deliver strategic business consulting, diagnostic services and deep vertical industry experience with eXcelon's award-winning technology and a proven track record in successfully deploying it to enterprise customers for over twelve years.

Our two companies align perfectly to provide an XML-based platform for developing and deploying collaborative and self-service applications for enterprises integrating their value chains. eXcelon's XML technology provides a strong foundation upon which companies can base their e-business architecture. This platform, coupled with C-bridge's expertise in vertical market consulting and diagnostic services, will enable the new company to deliver solutions that address immediate and ongoing business needs of key, vertical industries. This integrated approach will allow us to deliver solutions faster and more efficiently, ensuring higher return on investment for customers.

VISION STATEMENT - MERGER

Our merger will create a $100+ million company with cash reserves of over $50 million, and will be immediately positioned to address the growing demand for industry-specific Enterprise Commerce Management solutions. AMR Research and IDC currently estimate aggregated demand for XML-based value chain solutions as high as $250 billion over the next four years. eXcelon's XML technology provides a strong foundation upon which companies can base their e-business architecture. This platform, coupled with C-bridge's expertise in vertical market consulting and diagnostic services, will enable the new company to deliver solutions that address immediate and ongoing business needs of key, vertical industries. This integrated approach will allow us to deliver solutions faster and more efficiently, ensuring higher return on investment for customers.

EXCELON BACKGROUNDER

EXCELON CORPORATION

HEADQUARTERS:
eXcelon Corporation
25 Mall Road
Burlington, MA 01803
(781) 674-5000
(781) 674-5400 (fax)
http://www.exceloncorp.com

FOUNDED:
1988

STOCK SYMBOL:
EXLN (Nasdaq)

REVENUE:
$70.3 million

PROFILE:

eXcelon Corporation is a leading provider of a flexible, extensible XML-based platform for building and deploying self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that resides within their existing systems, regardless of original format, making it possible to share that information across an "extended enterprise" of customers, partners, suppliers and employees. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. Such applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships.

eXcelon Corporation sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

In May 2001, the company announced the intention to merge with C-bridge, the originator of the ISolutions approach to e-Enterprise consulting and services, to strengthen established positions in key vertical markets and gain immediate channels to drive its new self-service application platform into the market. The combination of eXcelon's leading XML-based technology and C-bridge ISolutions services provides an immediate end-to-end solution for a new class of self-service applications that empower customers, suppliers and employees to engage in complex activities with less manual interaction. Through this combination, eXcelon will focus on offering customers a truly integrated offering with world-class XML-based technology, business strategy and technology consulting, robust technology and implementation services, and ongoing monitoring and maintenance.

OBJECT DESIGN:

Object Design, a division of eXcelon Corporation (Nasdaq: EXLN), is the leading provider of object-oriented data management solutions. The company develops and markets the ObjectStore database management system and related tools including Javlin and PSE Pro. The data management products, with their patented Cache-Forward architecture, are used by over 4,000 customers in the telecommunications, independent software vendor, finance and e-business markets. The company backs its products with comprehensive training, services and support. Headquartered in Burlington, Mass., Object Design sells and supports its products through branch offices across the U.S., international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, and a worldwide network of distributors.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, substantial delay in the expected closing of the merger and the risk that the businesses of E. and C. will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of our Annual Reports on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-bridge ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of C-bridge with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

NOTE: C-bridge is a trademark of C-bridge Internet Solutions. Object Design and ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.

                                     [PHOTO]

Agenda

EXCELON & C-BRIDGE: MAKING ENTERPRISE COMMERCE MANAGEMENT A REALITY

                                      [PHOTO]

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below is a copy of the companies presentation.

AGENDA

-  WHAT ARE EXCELON'S AND C-BRIDGE'S CORE COMPETENCIES TODAY ?
   - INDIVIDUALLY
   - AS A MERGED COMPANY

-  HOW DO WE BRING OUR NEW VALUE PROPOSITION TO MARKET ?
   - XML PLATFORM
   - ISOLUTIONS

-  HOW DO WE CREATE VALUE AND BENEFIT FOR OUR CUSTOMERS ?
   - EXAMPLE OF A SPECIFIC "MAKE TO MARKET" CYCLE IN HIGH-TECH
     MANUFACTURING

-  WHAT MAKES US DIFFERENT?
   - TECHNOLOGY
   - STRATEGY AND DIAGNOSTIC LED VISION
   - METHODOLOGY FOR RAPID DEPLOYMENT OF SOLUTIONS

EXCELON'S CORE COMPETENCIES TODAY



---------------------      TECHNOLOGY LED SALES ORGANIZATION,
TECHNICAL SALES            PROJECT BASED , OEM/ISV OPPORTUNITIES
---------------------

---------------------      EXTENSIBLE XML BASED PLATFORM FOR
XML PLATFORM               DEVELOPING AND DEPLOYING LARGE
                           COLLABORATIVE AND SELF-SERVICE APPLICATIONS
---------------------
TECHNICAL SUPPORT          PLATFORM RELATED SUPPORT ORGANIZATION
---------------------
PROFESSIONAL SERVICES      PLATFORM RELATED PROFESSIONAL
---------------------      SERVICES ORGANIZATION

C-BRIDGE'S CORE COMPETENCIES


-------------------------
                                   SOLUTION SELLING INTO VARIOUS VERTICAL
VERTICAL SOLUTION SELLING          DOMAINS AS A VSP
-------------------------
STRATEGY & DIAGNOSTICS             THOUGHT LEADERSHIP LED STRATEGY AND
-------------------------          DIAGNOSTIC SERVICES


-------------------------          JUST LAUNCHING AN INITIATIVE TO DEVELOP
C-BRIDGE PLATFORM                  A PLATFORM TO ENABLE THE DEVELOPMENT OF
-------------------------          VERTICAL I-SOLUTIONS

-------------------------
DEFINE                             DEFINE STAGE OF DELIVERY SERVICES
-------------------------
DESIGN                             DESIGN STAGE OF DELIVERY SERVICES
-------------------------
DEVELOP                            DEVELOP STAGE OF DELIVERY SERVICES
-------------------------
DEPLOY                             DEPLOY STAGE OF DELIVERY SERVICES
-------------------------

COMBINED COMPANY'S CORE COMPETENCIES

----------------------
VERTICAL SOLUTION           SOLUTION SELLING INTO VARIOUS VERTICAL
SELLING & OEM/ISV           DOMAINS AS A VSP
DEALS FOR PLATFORM
                            THOUGHT LEADERSHIP LED STRATEGY AND
STRATEGY & DIAGNOSTICS      DIAGNOSTIC SERVICES
----------------------

----------------------
PLATFORM FOR ECM            EXTENSIBLE XML BASED PLATFORM FOR
APPLICATIONS                DEVELOPING AND DEPLOYING LARGE TURNKEY
                            COLLABORATIVE APPLICATIONS
----------------------
TECHNICAL SUPPORT           PLATFORM RELATED SUPPORT ORGANIZATION
----------------------

----------------------
DEFINE                      DEFINE STAGE OF DELIVERY SERVICES
----------------------
DESIGN                      DESIGN STAGE OF DELIVERY SERVICES
----------------------

----------------------
ASSEMBLE                    ASSEMBLE SOLUTIONS WITH SI PARTNERS
----------------------

THE ENTERPRISE NEEDS TO BE FULLY INTEGRATED WITH ITS ECOSYSTEM:
ENTERPRISE COMMERCE MANAGEMENT (ECM)



[Graph showing integration of suppliers, financial institutions, distributors and retailers and buyers with the enterprise.]

PLATFORM BASED ARCHITECTURES



[Chart showing components of C-bridge/eXcelon solution]

                                                     "SERVICES CAN EXIST
                                                      BEHIND THE FIREWALL OR
                                                      ACROSS THE INTERNET."

                                                                       INTERNET

PLATFORM BASED ARCHITECTURE






                                                       ------------------------
                                                       ISOLUTIONS PACK BOM
                                                       o Business Processes
           [Chart showing coverage of iSolutions       o Java Classes
            Pack]                                      o XML Documents
                                                       o Value added Services
                                                       o Adaptors
                                                       ------------------------




                                                     "SERVICES CAN EXIST
                                                     BEHIND THE FIREWALL OR
                                                     ACROSS THE INTERNET."

                                                                       INTERNET

PACKAGING AND BUNDLING OPTIONS: AS AN EXAMPLE IN HIGH TECH




[Chart showing components of industry solution for a high tech manufacturing company]

VALUE PROPOSITION:
DRIVEN BY RETURN ON INVESTMENT (ROI) & TOTAL COST OF OWNERSHIP (TCO)












[Chart showing interplay between areas of responsibility for CFO, CEO and COO.]

VALUE PROPOSITION:
SIGNIFICANT IMPACT TO THE MAKE/MARKET CYCLE IN MANUFACTURING AS AN EXAMPLE


REQUEST FOR QUOTE
FORECAST
ORDER ENTRY
PRODUCTION CONTROL
PURCHASING                     [Chart showing steps in marketing cycle
MANUFACTURING                   for manufacturing company]
ASSEMBLY
WIP
QA/TEST
FGI
SHIP
RECEIVABLES

VALUE PROPOSITION:
DRIVING ROI BY IDENTIFYING GAPS IN THE MAKE/MARKET CYCLE

REQUEST FOR QUOTE
FORECAST
ORDER ENTRY
PRODUCTION CONTROL
PURCHASING
MANUFACTURING              [Chart showing gaps in marketing cycle]
ASSEMBLY
WIP
QA/TEST
FGI
SHIP
RECEIVABLES

BUSINESS BENEFIT ANALYSIS FOR PAYMENT RELEASE GAP AS AN EXAMPLE:





                          [Chart showing impact of an industry solution]

                          [Chart showing summary of benefits of
                           an industry solution from financial and
                           manufacturing perspectives]

COMPETITIVE ADVANTAGE


   o     Award winning technology  platform comprising of:

            -    Extensible Information Server

            -    Business Process Manager

            - Stylus Studio: XML workbench for rapid development and deployment of applications

   o Extensible and flexible platform to enable rapid evolution of enterprise solutions

   o     Specific industry solutions (ISolutions)  to:

            - address high ROI needs due to gaps and deficiencies in today's business processes

            - Low total cost of ownership (TCO) due an extensible platform based architecture

   o     Strategy and Diagnostic value added enterprise sales model

   o Solution delivery for large enterprise projects in conjunction with our partners


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